'19
3/12

So 3/11/04

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

SECU MMISSION
04004828

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Babson Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Memorial Drive, Suite 1100
(No. and Street)

Cambridge	MA	02142
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Bagley (413) 744-8266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
FEB 27 2004
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Glavin, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Babson Securities Corporation, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Babson Securities Corporation
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

(SEC I.D. No. 8-47589)

Financial Statements for the Year Ended December 31, 2003 and Supplemental Schedule as of December 31, 2003 and Supplemental Report on Internal Control and Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Babson Securities Corporation
One Memorial Drive
Cambridge, Massachusetts

We have audited the following financial statements of Babson Securities Corporation (the "Company") (a wholly owned subsidiary of David L. Babson & Company Inc.) for the year ended December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Babson Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule titled "Computation of Net Capital Pursuant to Rule 15c3-1" is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2004

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS:	
Cash and cash equivalents	$ 213,844
Receivable from affiliate under tax allocation agreement	128,994
Prepaid expenses and other assets	37,031
	$ 379,869
LIABILITIES:	
Accounts payable and accrued expenses	$ 15,228
Due to affiliate	2,485
Accrued compensation	34,064
	51,777
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value - authorized, 200,000 shares; issued and outstanding, 600 shares	6
Additional paid-in capital	698,852
Accumulated deficit	(370,766)
	328,092
	$ 379,869

See notes to financial statements.

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE - Interest	$ 1,422
EXPENSES:	
Compensation	101,924
Registration Fees	32,933
Legal Fees	34,633
Audit Fees	12,084
Other	38,841
	220,415
LOSS BEFORE TAX BENEFIT	(218,993)
BENEFIT PROVIDED UNDER TAX ALLOCATION AGREEMENT	90,767
NET LOSS	$ (128,226)

See notes to financial statements.

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Total
BALANCE, JANUARY 1, 2003	600	$ 6	$ 498,852	$ (242,540)	$ 256,318
Contributed capital	-	-	200,000	-	200,000
Net loss	-	-	-	(128,226)	(128,226)
BALANCE, DECEMBER 31, 2003	600	$ 6	$ 698,852	$ (370,766)	$ 328,092

See notes to financial statements.

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (128,226)
Adjustment to reconcile net loss to net cash used for operating activities -	
Change in:	
Receivable from affiliate under tax allocation agreement	(55,759)
Prepaid expenses and other assets	(4,098)
Accounts payable and accrued expenses	7,712
Due to affiliate	2,485
Accrued compensation	28,755
Net cash used for operating activities	(149,131)
CASH FLOWS FROM FINANCING ACTIVITY - Contribution of capital	200,000
NET INCREASE IN CASH	50,869
CASH, BEGINNING OF YEAR	162,975
CASH, END OF YEAR	$ 213,844

See notes to financial statements.

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND ORGANIZATION

Babson Securities Corporation (the "Company"), organized as a Massachusetts corporation on June 30, 1994, is a wholly owned subsidiary of David L. Babson & Company Inc. ("Babson") (an indirect subsidiary of Massachusetts Mutual Life Insurance Company).

The Company acts as the primary underwriter for the DLB family of mutual funds, and is registered as a broker and dealer under the Securities Exchange Act of 1934. Certain of the officers and/or directors of the Company are also officers and/or directors of Babson.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - Cash represents monies held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates market value.

Income Taxes - The Company, along with Babson, files its federal and state income tax returns on a consolidated basis with Massachusetts Mutual Life Insurance Company. Accordingly, the income tax liability or benefit is allocated to the Company in a manner consistent with the way the Company would compute its provision as a separate entity. Deferred tax assets and liabilities are recorded to measure the taxes expected to be paid or recovered in future periods due to differences between the book and tax bases of assets and liabilities. There are no differences at December 31, 2003.

Expense Agreement - Under an expense agreement with the Company, Babson has agreed to pay all overhead expenses of the Company. As of December 31, 2003, management of Babson intended to continue this arrangement. The Company is not obligated to repay Babson for any expenses borne by it under the agreement, but may do so at its sole discretion, provided that such repayment would not result in a reduction of the Company's net capital below 120% of its minimum requirement under the Securities and Exchange Commission Uniform Net Capital Rule. Expenses paid by Babson in accordance with this agreement totaled approximately $5,000 for the year ended December 31, 2003. Aggregate unreimbursed expenses borne by Babson on behalf of the Company amounted to approximately $18,000 at December 31, 2003.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of income and expenses during the period. Actual results could differ from these estimates.

3. DUE TO AFFILIATE

As of December 31, 2003, the Company had an unsecured payable due to Babson in the amount of $2,485.

4. INCOME TAXES

For the year ended December 31, 2003, the benefit provided under the tax allocation agreement consists of:

Federal	$ 77,018
State	13,749
Total	$ 90,767

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. At December 31, 2003, the Company had net capital of $161,697, which was $136,697 in excess of its required net capital of $25,000.

6. EXEMPTION FROM RULE 15c3-3

As of December 31, 2003, the Company was exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(i) thereof.

* * * * * * *

BABSON SECURITIES CORPORATION
(A Wholly Owned Subsidiary of David L. Babson & Company Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2003

CAPITAL - Stockholder's equity	$ 328,092
DEDUCTIONS - NON ALLOWABLE ASSETS:	
Receivable from affiliate under tax allocation agreement	(128,994)
Prepaid expenses and other assets	(36,200)
Haircut on cash equivalents	(1,201)
NET CAPITAL	$ 161,697
AGGREGATE INDEBTEDNESS	$ 51,777
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (the greater of 6 2/3% of aggregate indebtedness as defined or $25,000)	$ 25,000
EXCESS NET CAPITAL	$ 136,697
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.32 to 1

There were no differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS report as of December 31, 2003.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
Babson Securities Corporation
One Memorial Drive
Cambridge, Massachusetts

In planning and performing our audit of the financial statements of Babson Securities Corporation (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 23, 2004